SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nubank surpasses 100 million customers in Brazil São Paulo, Brazil, November 12, 2024 – Nubank announced today that it has surpassed 100 million customers in Brazil, representing 57% of the country's adult population. This milestone follows the company's achievement of 100 million customers globally in May, encompassing its operations in Mexico and Colombia. Nubank's focus on customer centricity and the solidity, effi ciency, and scalability of its business model have enabled consistent growth. In Brazil, Nu has become the institution with the largest number of active customers in credit operations, totaling 58.2 million customers, according to Brazilian Central Bank data. Over the past 4 years, the company has added an average of more than 1 million Brazilians each month while maintaining record-high customer satisfaction levels. The company's Net Promoter Score (NPS) is the highest in its segment within Brazil, according to internal analysis. This year, Nubank has been recognized as the most valuable brand in Brazil by the Brand Asset Index, a joint initiative of WPP and Design Bridge and Partners, and the fi fth most valuable brand in Brazil according to Kantar. Since launching its fi rst credit card 11 years ago, Nubank has implemented a segmentation strategy in Brazil that has helped optimize fi nancial journeys for its different customer bases and drive business growth. That includes a black credit card, exclusive to high-income clients, which evolved into the Ultravioleta experience; Nubank+, Nubank experience for clients with intermediate income; and mass market clients with low fee benefi ts. Besides segmenting the base by income brackets, Nu opened new growth verticals in small and medium enterprises, and solutions for those under 18. True to its mission of "fi ghting complexity to empower people," Nubank continues to leverage technology and innovation to drive competition not only within the fi nancial sector but also in essential areas where its digital model can generate effi ciencies and deliver benefi ts to customers. This commitment is refl ected in new verticals such as NuShopping, with 230 of Brazil's largest retailers; NuViagens, launched in May of this year; and NuCel, a recently launched mobile phone service. All of these offerings are relevant services to Nubank's customers and hold signifi cant potential for transformation. About Nu Nu is one of the world’s largest digital fi nancial services platforms, serving over 100 million customers across Brazil, Mexico, and Colombia. The company has been leading an industry transformation by leveraging data and proprietary technology to develop innovative products and services. Guided by its mission to fi ght complexity and empower people, Nu caters to customers’ complete fi nancial journey, promoting fi nancial access and advancement with responsible lending and transparency. The company is powered by an efficient and scalable business model that combines low cost to serve with growing returns. Nu’s impact has been recognized in multiple awards, including Time 100 Companies, Fast Company’s Most Innovative Companies, and Forbes World’s Best Banks. For more information, please visit https://international.nubank.com.br/about/ .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  November 9, 2024